Exhibit 2.1

Description of Securities

The following description of the share capital of Fresenius Medical Care AG (the Company or FME AG) constitutes Exhibit 2.1, the “Description of Securities” required to be filed as an Exhibit to the Company’s Annual Report on Form 20-F. In accordance with paragraph 2(d) of the Instructions as to Exhibits in Form 20-F, it contains the information required by Items 9.A.3, 9.A.5, 9.A.6, and 9.A.7, Items 10.B.3, 10.B.4, 10.B.6, 10.B.7, 10.B.8, 10.B.9, and 10.B.10, and Items 12.D.1 and 12.D.2 of Form 20-F. (Items 12.A, 12.B, and 12.C referred to in said instructions are not applicable to the Company). In this Exhibit, “we”, “us,” and “our” refer either to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires. Capitalized terms used in this Exhibit without definition have the meanings assigned to them in the Company’s Annual Report on Form 20-F.

Information pertaining to Item 9.  The offer and listing details.

A.   Offer and listing details.

General Information regarding our share capital

Our share capital consists of bearer shares (Inhaberaktien) without par value (Stückaktien) and a nominal value of €1.00 each. Our shares are deposited as share certificates in global form (Sammelurkunden) with Clearstream Banking AG, Frankfurt am Main, Germany. Shareholders are not entitled to share certificates with respect to their individual shareholdings. Our subscribed capital consists solely of ordinary shares. All shares of FME AG are freely transferable, subject to any restrictions imposed by applicable securities laws. Our share capital has been fully paid in, and holders of our shares are not liable for capital calls.

General provisions on increasing the capital of stock corporations and partnerships limited by shares

The general meeting of a stock corporation may approve Authorized Capital (genehmigtes Kapital). The resolution creating Authorized Capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue, with the approval of the supervisory board, new shares up to a stated amount for a period of up to five years. The nominal value of any proposed increase of the Authorized Capital may not exceed half of the issued capital stock at the time of the authorization.

In addition, the general meeting of a stock corporation may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) new shares to holders of convertible bonds or other securities which grant a right to shares, (ii) new shares as the consideration in a merger with another company, or (iii) new shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote.The nominal value for any Conditional Capital may not exceed 60% of the Company’s issued capital at the time of the resolution. The nominal value for any Conditional Capital created for the purpose of issuing new shares to holders of convertible bonds or other securities which grant a right to shares may not exceed 50% of the Company’s issued capital at the time of the resolution. The nominal value for any Conditional Capital created for the purpose of issuing shares to management and employees may not exceed 20% of the Company’s issued capital at the time of the resolution.

The Company’s Authorized Capital

By resolution of the Company’s Annual General Meeting of shareholders (AGM) on May 22, 2025, the Management Board is authorized, with the approval of the Supervisory Board, to increase, on one or more occasions, the Company’s share capital until May 21, 2030 up to a total of €60,000,000 through issue of new bearer ordinary shares for cash or contributions in kind (Authorized Capital 2025). The number of shares must be increased in the same proportion as the share capital. To facilitate the processing, the new shares can also be issued to credit institutions, security institutions, or financial institutions, or a consortium of such institutions retained by the Management Board with the obligation to offer the shares to the Company’s shareholders for subscription in accordance with their subscription right (indirect subscription right).

In principle, the shareholders have subscription (pre-emptive) rights in connection with the issuance of shares from the Authorized Capital 2025. However, the Management Board is authorized with the approval of the Supervisory Board to exclude the shareholders’ subscription rights in the interests of the Company, in particular in the following cases:

●	The Management Board shall be able to exclude subscription rights of shareholders in order to eliminate fractional amounts from the subscription rights.

●	The Management Board shall be able to exclude subscription rights of the shareholders in order to grain subscription rights, as a compensation for dilutive effects, to the holders of option or conversion rights to shares of the Company or those liable under the corresponding option or conversion obligations arising from bonds issued or guaranteed by the Company or a Group Company (as defined below) to the extent to which they would be entitled after exercising these options or conversion rights or fulfillment of these option or conversion rights.
●	The Management Board shall be able to exclude subscription rights of shareholders in the case of capital increases for contributions in kind. In such cases, the Management Board has a statutory obligation to issue the new shares in the event of a capital increase in kind at an issue price that is in an appropriate relative proportion to the value of the contribution in kind.
●	The Management Board shall be able to exclude subscription rights of the shareholders in case of capital increases for cash pursuant to sec. 203 (2) sentence 2, 186 (3) sentence 4 AktG if the issue price for the shares does not significantly fall below the stock exchange price of the shares of the Company already listed at the time of the determination of the issue price, and the proportionate amount of the share capital of the Company attributable to the shares issued exceeds 10% of the share capital existing neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization.

The Management Board may only exercise the authorization to exclude subscription rights granted in regard to the Authorized Capital 2025 in the shareholders’ interest to the extent that the proportional amount of the total shares issued subject to an exclusion of subscription rights exceeds 10% of the share capital neither at the time of this authorization coming into effect nor at the time of the exercise of this authorization. In case that during the period of validity of the Authorized Capital 2025 until its utilization, other authorizations on the issuance or on the sale of shares of the Company or the issuance of rights which authorize or bind to the subscription of shares of the Company are exercised and the subscription rights are excluded, such subscription rights will be taken into account with regard to the aforementioned limit of 10% of the share capital.

Convertible Bonds, Warrants and Options; The Company’s Conditional Capital

By resolution of the Company’s AGM on May 22, 2025, the Management Board is authorized, with the approval of the Supervisory Board, to issue on one or more occasions, and also concurrently denominated in various tranches, bearer option bonds and/or convertible bonds or any combination of such instruments (Bonds) in the total nominal value of up to €2,000,000,000.00 and to grant the bearers of Bonds option or conversion rights for a total of up to 29,341,344 bearer shares with no-par value of the Company with a proportional amount of the share capital of up to €29,341,344.00 as set forth in detail under the relevant terms and conditions of the Bonds (Bond Conditions). The respective Bond Conditions may also provide for mandatory conversion at the end of the term or at other times, including the requirement to exercise the option or conversion rights. The Bonds are to be issued for cash or non-cash consideration.

In order to grant shares to the holders of Bonds which are issued for cash consideration on the basis of the authorization outlined above, by resolution of the Company’s AGM on May 22, 2025, the share capital of the Company is conditionally increased by up to €29,341,344.00 through issuing up to 29,341,344 bearer shares with no-par value (Conditional Capital 2025). The conditional capital increase will only be implemented to the extent that the holders of convertible bonds issued for cash or of warrants from option bonds issued for cash by the Company or a domestic or foreign company in which the Company holds the majority of shares (Group Company) until May 21, 2030, on the basis of the authorization granted to the Management Board by the Annual General Meeting of May 22, 2025, exercise their option or conversion rights or fulfill a possible conversion obligation and as long as no other forms of settlement are used. The new shares shall participate in the profits from the start of the fiscal year in which they are issued. In deviation therefrom and to the extent legally permissible, the Management Board may stipulate with the approval of the Supervisory Board that the new shares will participate in profits as of the beginning of a fiscal year that has already ended and for which no resolution on the allocation of distributable profit has been passed by the General Meeting at the time of their issue.

The Management Board is authorized to determine the further details regarding the implementation of the conditional capital increase.

Shareholders in general shall be granted a right to subscribe for the Bonds. The subscription rights may also be granted in such a way that the Bonds are underwritten by a credit or securities institution or a company (financial institution) operating in accordance with sec. 53 (1) sentence 1 or sec. 53b (1) sentence 1 or (7) KWG or a consortium consisting of such credit, securities, or financial institutions with the obligation to offer the Bonds to the shareholders for subscription. To the extent that the Bonds are issued by a Group Company, the Company in general must ensure that shareholders are granted their statutory subscription rights. The Management Board, however, is authorized, with the approval of the Supervisory Board, to exclude the shareholders’ subscription rights in the following cases:

●	to eliminate fractional amounts from subscription rights;
●	to grant holders or creditors of option or conversion rights to shares of the Company or debtors of option or conversion obligations under Bonds issued or guaranteed by the Company or any of its Group Companies subscription rights as compensation against effects of dilution to the extent to which they would be entitled to such rights upon exercising such option or conversion rights or fulfilling such option or conversion obligations;
●	if the Bonds are issued against contributions in kind for the purpose of acquiring companies, parts of companies, interests in companies, or other assets; or
●	insofar as the issue price of a bond is not significantly lower than the theoretical market value calculated according to recognized actuarial methods. The sum of these shares issued subject to an exclusion of subscription rights must not exceed 10% of the respective share capital, neither at the time of resolution on such authorization nor at the time of its utilization. If, during the term of this authorization and until its utilization, other authorizations for the issuance or the disposal of shares of the Company, or the issuance of rights that authorize or bind to the purchase of shares of the Company are used and thereby subscription rights are excluded in direct, analogous, or corresponding application of sec. 186 (3) sentence 4 AktG, the same shall be taken into account with regard to the aforementioned 10% limit.

The Management Board may only exercise the aforementioned authorization to exclude subscription rights to the extent that the proportional amount of all shares issued subject to an exclusion of subscription rights does not exceed 10% of the share capital, neither at the time of resolution on such authorization nor at the time of its utilization. If, during the term of this authorization to issue option bonds and/or convertible bonds or combinations of such instruments until the utilization thereof, other authorizations for the issuance or sale of shares of the Company, or the issuance of rights that authorize or bind to the purchase of shares in the Company are used and subscription rights are excluded, this will be taken into account with regard to the 10% limit.

Information pertaining to Item 10. Additional Information

B.   Articles of Association

FME AG is a stock corporation AG or Aktiengesellschaft) organized under the laws of Germany. FME AG is registered with the commercial register of the local court (Amtsgericht) of Hof (Saale), Germany, under HRB 6841. Our registered office (Sitz) is Hof (Saale), Germany. Our registered business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

The following summary of the material provisions of our Articles of Association (Satzung) is qualified in its entirety by reference to the complete text of our Articles of Association. An English convenience translation of our Articles of Association has been filed with the Securities and Exchange Commission, www.sec.gov, and can also be found on our website under www.freseniusmedicalcare.com.

Corporate purposes

Under Article 2 of our Articles of Association, our business purposes are:

●the development, production and distribution of, as well as the trading in, products, systems and procedures in the areas of medical care and healthcare, including dialysis and associated forms of treatment, as well as the provision of any services in such areas;
●the projecting, planning, establishment, acquisition and operation of healthcare businesses, including dialysis centers, also in separate enterprises or through third parties as well as the participation in such dialysis centers;
●the development, production and distribution of other pharmaceutical products and the provision of services in this field;
●the provision of advice in the medical and pharmaceutical areas as well as scientific information and documentation;
●the provision of laboratory services for dialysis and non-dialysis patients and homecare medical services.

We conduct our business directly and through subsidiaries within and outside Germany.

Our share capital

Certain general information on the Company’s capital stock, authorized capital and conditional capital is set forth above within “The offer and listing details — General Information regarding our share capital.”

Voting rights

Each share entitles the holder thereof to one vote on all matters submitted to a vote at annual general meetings of shareholders of FME AG. Resolutions are passed at annual and extraordinary general meetings of our shareholders by a majority of the votes cast, unless a higher vote is required by law or our Articles of Association. Resolutions on the dismissal of Supervisory Board members elected by the General Meeting shall be adopted by a simple majority of the votes cast. Unless expressly otherwise resolved by the general meeting, the terms of office of the members of the Supervisory Board elected by the shareholders will expire at the end of the general meeting of shareholders of FME AG in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins (for information regarding the election and terms of office of the members of the Supervisory Board elected as representatives of the Company’s employees, see Item 6. Directors, senior management and employees). Our articles of association provide that Fresenius SE shall have the right to appoint two of the six shareholder representatives to our Supervisory Board if it holds 30% or more of the Company’s share capital and the right to appoint one of the six shareholder representatives to the Supervisory Board if it holds at least 15% (but less than 30%) of the Company’s share capital, and to dismiss those appointed shareholder representatives. Fresenius SE appointed two members of our Supervisory Board at our Extraordinary General Meeting held July 14, 2023, when Fresenius SE held more than 30% of our share capital, both of whom may continue to serve as board members for the remainder of their respective terms. Certain matters requiring a resolution at the general meeting require a qualified majority of 75% of the share capital represented at the time of the vote, such as capital increases (including the creation of authorized and conditional capital) and decreases, the issuance of convertible bonds, corporate measures, such as mergers or spin-offs, the conclusion of intercompany agreements (Unternehmensverträge) such as domination and/or profit and loss transfer agreements (Beherrschungs- und/oder Gewinnabführungsverträge), amendments to the Articles of Association, dissolution of the Company, a change in the legal form of the stock corporation and other fundamental changes. Fresenius SE & Co. KGaA (Fresenius SE), as the holder of approximately 27.8% of our share capital, therefore has a de facto veto right over such resolutions adopted by shareholders.

Dividend rights

Under German law, dividends may only be paid based on our balance sheet profits (Bilanzgewinn) as determined by our unconsolidated annual financial statements. Our unconsolidated annual financial statements are adopted by approval of our Supervisory Board unless the Management Board and Supervisory Board decide to leave the adoption of the unconsolidated annual financial statements to the Annual General Meeting. Unlike our consolidated annual financial statements, which are prepared on the basis of International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB), the unconsolidated annual financial statements referred to above are prepared on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Since our shares that are entitled to dividend payments are held in a clearing system, the dividends will be distributed in accordance with the rules of the individual clearing system. We will publish notice of the dividends to be paid and the appointment of the paying agent or agents for this purpose in the German Federal Gazette (Bundesanzeiger).

In the case of holders of American Depositary Receipts (ADRs), the depositary will receive all cash dividends and distributions on all deposited securities and will, as promptly as practicable, distribute the dividends and distributions to the holders of ADRs entitled to the dividend, after deducting its fees and expenses and any taxes or governmental charges. See “Description of Securities Other than Equity Securities — American Depositary Shares — Description of American depositary receipts,” below.

Liquidation rights

We may be dissolved by a resolution of our general meeting of shareholders passed with a majority of at least three quarters of our share capital represented at such general meeting, in accordance with the AktG. In such a case, any liquidation proceeds remaining after paying all of our liabilities will be distributed among our shareholders in proportion to the total number of shares held by each shareholder.

Pre-emption rights

Under the AktG, each shareholder in a stock corporation has a preferential right to subscribe for any issue by that company of shares, debt instruments convertible into shares, e.g. convertible bonds or option bonds, and participating debt instruments, e.g. profit participation rights or participating certificates, in proportion to the number of shares held by that shareholder in the existing share capital of that company. Generally, such pre-emption rights are freely assignable. These rights may also be traded on German stock exchanges within a specified period of time prior to the expiration of the subscription period for the offer. Our general meeting of shareholders may exclude pre-emption rights by passing a resolution with a majority of at least three quarters of our share capital represented at such general meeting of shareholders. In addition, an exclusion of pre-emption rights requires a report by the Management Board justifying the exclusion by explaining why the interest of FME AG in excluding the pre-emption rights outweighs our shareholders’ interests in receiving such rights. However, such justification is in principle not required for any issue of new shares if we increase our share capital against contributions in cash, the amount of the capital increase does not exceed 10% of our existing share capital, and the issue price of the new shares is not significantly lower than the price for the shares quoted on a stock exchange. Following a change in the German law, future authorizations may set the aforementioned limit at 20% of the existing share capital. For information regarding the Management Board’s authorization to exclude preferential subscription rights in connection with the issuance of ordinary shares from the Company’s Authorized Capital and in connection with the issuance of convertible Bonds, see “Offer and listing details — the Company’s Authorized Capital,” and “— Convertible Bonds, Warrants and Options; The Company’s Conditional Capital,” above.

Exclusion (“Squeeze-out”) of minority shareholders

Under the provisions of Sections 327a et seq. of the AktG concerning squeeze-outs, a shareholder who owns at least 95% of the issued share capital (a principal shareholder) may request that the general meeting of shareholders of a stock corporation resolve to transfer the shares of the minority shareholders to the principal shareholder. Under Section 62 of the German Transformation Act (Umwandlungsgesetz, or UmwG) concerning group mergers, in case a shareholder is a German stock corporation that owns at least 90% of the issued share capital, such shareholder may request the company to be merged with such shareholder. The adequate amount of cash compensation to be paid to the minority shareholders in return must take into account the issuer’s financial condition at the time the resolution is passed. The full value of the issuer, which is usually calculated using the capitalization of earnings method (Ertragswertmethode), is decisive for determining the compensation amount.

In addition to the provisions for squeeze-outs of minority shareholders, Sections 319 et seqq. of the AktG provide for the integration of stock corporations. In contrast to the squeeze-out of minority shareholders, integration is only possible when the future principal company is a stock corporation with a statutory seat in Germany.

Annual general meeting

Our Annual General Meeting (AGM) must be held within the first eight months of each fiscal year at the location of FME AG’s registered office, or in a German city where a stock exchange is situated, or at the location of a registered office of a domestic affiliated company. To attend the AGM and exercise voting rights, shareholders must register for the AGM and provide evidence of ownership of shares. The relevant evidence date is the close of business of the 22nd day prior to the AGM. The invitation for our AGM that we publish includes information regarding how to comply with these requirements.

Amendments to the Articles of Association

An amendment to our Articles of Association requires a voting majority of at least three quarters of the share capital represented at the general meeting of shareholders. The Supervisory Board of FME AG has been granted the authority to make amendments to the Articles of Association that relate solely to the wording (Fassungsänderungen).

Restrictions on share ownership

For information regarding restrictions on share ownership imposed by German law, see Item 10.D “Exchange controls” in the Company’s Form 20-F.

Potential limits on a change of control

Fresenius SE owns in excess of 25% of our shares. Fresenius SE’s significant ownership interest, combined with its right to appoint two of the six shareholder representatives to our Supervisory Board if it holds 30% or more of the Company’s share capital and to appoint one of such representatives if it holds at least 15% (but less than 30%) of the Company’s share capital could serve to discourage third parties from attempting to acquire control of the Company, since such third parties could not obtain absolute control without the cooperation, or at least the acquiescence, of Fresenius SE. As indicated above (see “—Voting rights,” above), certain matters requiring a resolution at the general meeting (including mergers and spin-offs) require the vote of a qualified majority of 75% of the share capital represented at the time of the vote. Thus, if and to the extent that a potential change of control transaction would require shareholder resolutions to approve a matter or matters requiring the vote of such a qualified majority, Fresenius SE would be able to prevent the passing of any such resolutions so long as Fresenius SE continues to own more than 25% of our shares.

In addition to the provisions of our Articles of Association, under German law a party that acquires 30% or more of our voting shares must undertake a public purchase offer for the remainder of our shares. The obligation to undertake such an offer and the related costs could serve as an additional factor discouraging a change of control of the Company.

Disclosure of share ownership

Our Articles of Association do not contain any provisions requiring disclosure of share ownership above a threshold ownership amount or percentage. Information regarding disclosure requirements under the EU Market Abuse Regulation, the German Securities Trading Act (Wertpapierhandelsgesetz), and the U.S. Securities Exchange Act of 1934, as amended, may be found in Item 7A, “Major shareholders and related party transactions — Major shareholders — Security ownership of certain beneficial owners of Fresenius Medical Care” in the Company’s Form 20-F.

Information pertaining to Item 12. Description of Securities Other than Equity Securities.

D.   American Depositary Shares

Description of American depositary receipts

General

The Bank of New York Mellon, a New York banking corporation, is the depositary for ADSs representing our shares. Each ADS represents an ownership interest in one-half of a share. The deposited shares are deposited with a custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and all of the holders and owners of ADSs from time to time (who become bound by the deposit agreement by their acceptance of American Depositary Receipts, or ADRs, evidencing their ADSs). Each ADS also represents any securities, cash or other property deposited with the depositary but not distributed by it directly to ADS holders. The ADSs may be evidenced by certificates or may also be uncertificated. If ADSs are issued in uncertificated form, owners holding ADSs in book-entry form will receive periodic statements from the depositary showing their ownership of ADSs. In the case of beneficial holders of ADSs, owners will receive these periodic statements through their brokers or financial institutions.

The depositary’s office is located at 240 Greenwich Street, New York, NY 10286, U.S.A.

An investor may hold ADSs either directly or indirectly through a broker or other financial institution. Investors who hold ADSs directly, by having ADSs registered in their names on the books of the depositary, are ADS owners. This description assumes an investor holds ADSs directly. Investors who hold ADSs through their brokers or financial institution nominees must rely on the procedures of their brokers or financial institutions to assert the rights of an ADS owner described in this section. Investors should consult with their brokers or financial institutions to find out what those procedures are.

As an ADS owner, we will not treat you as one of our shareholders and you will not have shareholder rights. German law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered owner of ADSs, you will have ADS owner rights. The deposit agreement sets out ADS owner rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors, and is qualified in its entirety by the complete text of the deposit agreement, as amended and restated in December 2023. For more complete information, investors should read the entire deposit agreement and the form of ADR which contains the terms of the ADSs. The deposit agreement is available in electronic form on the website maintained by the SEC, www.sec.gov.

Share dividends and other distributions

We may make different types of distributions with respect to our shares. The depositary has agreed to pay to investors the cash dividends or other distributions it or the custodian receives on the shares or other deposited securities, after deducting its fees and expenses. Investors will receive these distributions in proportion to the number of underlying shares their ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver distributions to ADS owners in proportion to their interests in the following manner:

●Cash. The depositary, or one of its agents or the custodian shall convert cash distributions from foreign currency to U.S. dollars if conversion is permissible and can be done on a reasonable basis. The depositary will endeavor to distribute cash in a practicable manner, and may deduct any taxes or other governmental charges required to be withheld, any expenses of converting foreign currency and transferring funds to the

United States, and certain other fees and expenses. In addition, before making a distribution the depositary will deduct any taxes withheld. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, investors may lose some or all of the value of the distribution.

●Shares. If we make a distribution in shares, the depositary may deliver additional ADSs to represent the distributed shares, unless the number of shares represented by our ADSs is adjusted in connection with the distribution. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADS owners otherwise entitled to receive fractional ADSs. If the Company declares a distribution in which holders of shares or other deposited securities have a right to elect whether to receive cash, shares or other securities or a combination of those things, or a right to elect to have a distribution sold on their behalf, the depositary may, after consultation with the Company, make that right of election available for exercise by owners of ADSs in any manner the depositary considers to be lawful and practical. As a condition of making a distribution election right available to the owners, the depositary may require satisfactory assurances from the Company that doing so does not require registration of any securities under the U.S. Securities Act of 1933 (the Securities Act) that has not been effected.
●Rights to receive additional shares. If rights are granted to the depositary in respect of deposited shares to purchase additional shares or other securities, the Company and the depositary shall endeavor to consult as to the actions, if any, the depositary should take in connection with that grant of rights. The depositary may, to the extent deemed by it to be lawful and practical (i) if requested in writing by the Company, grant to all or certain owners rights to instruct the depositary to purchase the securities to which the rights relate and deliver those securities or ADSs representing those securities to owners, (ii) if requested in writing by the Company, deliver the rights to or to the order of certain owners, or (iii) sell the rights to the extent practicable and distribute the net proceeds of that sale to owners entitled to those proceeds. To the extent rights are not exercised, delivered or disposed of under (i), (ii) or (iii) above, the depositary shall permit the rights to lapse unexercised.

If the depositary will act under (i) or (ii) above in connection with a distribution of rights, we and the depositary will enter into a separate agreement setting forth the conditions and procedures applicable to the particular offering. The depositary will not act under (i) above unless the offer and sale of the securities to which the rights relate are registered under the Securities Act or the depositary has received an opinion of United States counsel that is satisfactory to it to the effect that those securities may be sold and delivered to the applicable owners without such registration. We have no obligation to file a registration statement under the Securities Act in order to make any rights or other distributed securities available to ADS owners. If the depositary will act under (iii) above, the depositary will use reasonable efforts to sell the rights in proportion to the number of ADSs held by the applicable owners and pay the net proceeds to the owners otherwise entitled to the rights that were sold.

●Other Distributions. If we make a distribution of securities or property on deposited securities other than those described above (but not in exchange for or in conversion of or in lieu of deposited securities), the depositary may either:
●	distribute the securities or property in any manner it deems fair and equitable (which may be a distribution of depositary shares representing the securities received); or
●	sell the securities or property and distribute any net proceeds in the same way it distributes cash.

The depositary may withhold any distribution of securities referred to in the immediately preceding paragraph if it has not received satisfactory assurances from the Company that the distribution does not require registration under the Securities Act.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent). Registered owners will receive the checks directly, while the distributions for beneficial owners will be first sent to their brokers or other nominees, who will then distribute the cash to the rightful owners.

The depositary may choose any practical method of distribution for any specific ADS owner, including the distribution of foreign currency, securities or property, or it may retain the items, without paying interest on or investing them, on behalf of the ADS owner as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS owners.

The depositary may convert currency itself or through any of its affiliates or, the custodian or the Company may convert currency and pay dollars to the depositary. Where the depositary converts currency itself, or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS owners. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request from the depositary. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to owners, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the Company in dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by or on behalf of the Company or an affiliate of the Company and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor the Company makes any representation that the rate obtained or determined by or on behalf of the Company is the most favorable rate and neither it nor the Company will be liable for any direct or indirect losses associated with the rate. There can be no assurance that the depositary, the custodian or the Company will be able to convert any currency at a specified exchange rate or that the depositary will be able to sell any property, rights, shares or other securities at a specified price, or that any of these transactions can be completed within a specified time period.

Tender and Exchange Offers, Redemption, Replacement or Cancellation of Deposited Securities

The depositary shall not tender any deposited securities in response to any voluntary cash tender offer, exchange offer, or similar offer made to holders of deposited securities, except when instructed in writing to do so by an owner surrendering ADSs representing such deposited securities and subject to any conditions or procedures the depositary may require.

If the depositary is notified that deposited securities have been redeemed for cash or otherwise purchased for cash in a transaction that is mandatory and binding on the depositary as a holder of those deposited securities and the redeemed or purchased securities are the only class of deposited securities (a Redemption), the depositary shall (i) if required, surrender deposited securities that have been redeemed to the issuer of those securities or its agent on the redemption date, (ii) disseminate a notice to owners (A) notifying them of that Redemption, (B) calling for surrender of a corresponding number of ADSs and (C) notifying them that the called ADSs have been converted into a right only to receive the money received by the depositary upon that Redemption and those net proceeds shall be the deposited securities to which owners shall be entitled, upon surrender of those ADSs, and (iii) distribute the money received upon that Redemption to the owners entitled to it upon surrender by them of called ADSs. In the case of a partial Redemption of deposited securities, the outstanding ADSs to be converted and surrendered in exchange for the Redemption net proceeds shall be allocated among the owners pro-rata to their respective holdings of ADSs.

Upon any change in nominal value or any subdivision, combination or any other reclassification of the deposited securities or any recapitalization, reorganization, sale of assets substantially as an entirety, merger or consolidation affecting the issuer of the deposited securities or to which it is a party that is mandatory and binding on the depositary as a holder of deposited securities and as a result securities or other property have been or will be delivered in exchange, conversion, replacement or in lieu of, deposited securities (a Replacement), the depositary shall, if required, surrender the old deposited securities affected by that Replacement of shares and hold, as new deposited securities under the deposit agreement, the new securities or other property delivered to it in that Replacement. In connection with a Replacement, the depositary shall be entitled to request and receive an opinion of counsel to the Company to the effect that under the Securities Act it may lawfully retain the new deposited securities under the deposit agreement and that, upon deposit, the depositary could freely distribute such securities to owners and holders of ADSs in the United States. In the absence of such an opinion, the depositary may elect to sell those new deposited securities and proceed as if those new deposited securities had undergone a Redemption, as described above.

Deposits, Withdrawals and Cancellations

The depositary will deliver ADSs if an investor or his broker deposits shares or evidence of rights to receive shares with the custodian, or upon receiving notice of such a deposit from the custodian. Shares deposited with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed by the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares for the account of the depositary. ADS holders thus have no direct ownership interest in the shares and only have the rights that are contained in the deposit agreement. For German tax purposes, ADS holders will generally be treated as the economic owners of the deposited shares represented by the ADSs (and, therefore, as a shareholder of the Company), and for U.S. federal income tax purposes, ADSs owners will generally be treated as the owners of such shares. For additional information, see Item 10.E., “Additional Information — Taxation — U.S. and German tax consequences of holding ADSs” in the Company’s Form 20-F. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will deliver ADSs representing the deposited shares as instructed. The foregoing notwithstanding, the depositary may refuse to accept deposits of shares for delivery of ADSs or to register transfers of ADSs in particular instances, or may suspend deposits of shares or registration of transfer generally, whenever it or the Company considers it necessary or advisable to do so. The depositary shall not knowingly accept for deposit under the deposit agreement any shares that, at the time of deposit, are restricted securities, as defined the deposit agreement.

All ADSs issued will, unless specifically requested to the contrary, be delivered through the book-entry settlement system of The Depository Trust Company, also referred to as DTC, or be uncertificated and held through the book-entry direct registration system (DRS) of DTC, and a registered owner will receive periodic statements from the depositary which will show the number of ADSs registered in the owner’s name. An ADS owner can request that the ADSs not be held through the depositary’s DRS and that an ADR in certificated form be issued to evidence those ADSs. ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.

DRS is the system administered by DTC that facilitates interchange between registered holding of uncertificated securities and holding of security entitlements in those securities through DTC and a DTC participant. Profile Modification System (Profile) is a required feature of DRS which allows a participant in DTC, claiming to act on behalf of a registered owner of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS registered owner to register that transfer.

In connection with DRS/Profile, the parties to the deposit agreement acknowledge that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS registered owner in requesting a registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of that owner (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary. The deposit agreement provides expressly that the limitations on the respective obligations and liability of the depositary and the Company, and the indemnification provisions of the deposit agreement, apply to the matters arising from the use of the DRS, and that the depositary shall not be liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of ADSs or deposited securities or otherwise.

When an investor surrenders ADSs at the depositary’s office, the depositary will, upon payment of certain applicable fees, governmental charges and taxes, and upon receipt of proper instructions, deliver the whole number of shares represented by the surrendered ADSs (to the extent that delivery can be lawfully made) to or as instructed by the owner. It is expected that the delivery of shares shall be made to an account the owner directs within Clearstream Banking AG, the central German clearing firm. However, the depositary will not deliver any money or other property as to which a record date for distribution to owners has passed (since money or other property of that kind will be delivered or paid on the scheduled payment date to the owner as of that record date), and the depositary shall not be required to accept surrender of ADSs for the purpose of withdrawal to the extent it would require delivery of a fraction of a deposited security.

The depositary may restrict the withdrawal of deposited securities only in connection with:

●temporary delays caused by the closing of the depositary’s ADS register or any register of holders of our shares maintained by us or on our behalf, or the deposit of shares in connection with voting at a general meeting of shareholders’, or the payment of dividends,
●the payment of fees, taxes and similar charges,
●compliance with any U.S. or foreign laws or governmental regulations relating to the ADSs, or

●such other reason, if any, that, at the time, is permitted under paragraph I(A)(1) of the General Instructions to Form F-6 under the Securities Act or any successor to that provision.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting rights

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of general meetings of shareholders and arrange to deliver our voting materials to you if we ask it to do so. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to German law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct or as described below.

We will include in voting materials distributed to ADS owners the date by which their voting instructions must be received by the depositary. However, we cannot ensure that you will receive voting materials or otherwise learn of an upcoming general meeting of shareholders in time to ensure that you can timely instruct the depositary to vote the shares represented by your ADSs. In addition, in the absence of bad faith on its part, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote, and you may have no recourse if your shares are not voted as you requested.

Under the deposit agreement, our Management Board or our Supervisory Board (or, in case of “conflicting proposals” within the meaning of Section 135 of the German Stock Corporation Law (AktG), the Supervisory Board) proposing a matter for a shareholder vote also constitutes a recommendation that shareholders vote in favor of the matter or matters. If (i) we timely ask the depositary to solicit your voting instructions, (ii) the depositary does not receive voting instructions from you by the specified date, and (iii) we confirm to the depositary in writing that:

●we do not know of any substantial shareholder opposition to the particular matter; and
●the particular matter would not have an adverse impact on our shareholders;

we will be deemed to have instructed the depositary to give a proxy, and the depositary will consider you to have authorized and directed it to give a proxy to a person designated by the Company, with instructions to vote the number of deposited securities represented by your ADSs in favor of the proposal or proposals of the Management Board or our Supervisory Board, as the case may be (or, in case of “conflicting proposals” within the meaning of Section 135 AktG, the proposal or proposals of the Supervisory Board).

Fees and expenses

For information regarding fees and expenses payable by owners of ADSs and amounts payable by the depositary to us, see Item 12.D, “Description of securities other than equity securities — American Depositary Shares — Fees and expenses” in the Company’s Form 20-F.

Payment of taxes

ADS owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADS owner owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADS owner remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADS owners entitled thereto.

Limitations on obligations and liability

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith. In particular, the depositary shall not be a fiduciary or have any fiduciary duty to owners or holders of ADSs;
●are not liable if we are or it is prevented or delayed by law, regulation or other act of government or circumstances beyond our or its control (whether natural or caused by a person or persons) from performing our or its obligations under the deposit agreement;
●are not liable if we exercise or it exercises discretion permitted under the deposit agreement;
●have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
●	shall not be liable for any action or non-action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any owner or any other person we or it believe in good faith to be competent to give such advice or information; and
●may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for depositary actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

●payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
●satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary are closed or at any time if the depositary or we think it advisable to do so.

Shareholder communications; inspection of register of owners of ADSs

The depositary, as a holder of deposited securities, will make available for your inspection at its office all reports and communications that it receives from us that we make generally available to holders of deposited securities. If we request the depositary to do so, the depositary will send you copies of those communications or otherwise make them available to owners in a manner that we specify as substantially equivalent to the manner in which those communications are made available to our shareholders and compliant with any stock exchange requirements applicable to the ADSs. You have a right to inspect the register of owners of ADSs, but not for the purpose of contacting those owners about a matter unrelated to our business or the ADSs.

Amendment of the deposit agreement

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes or other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS owners, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS owners of the amendment. At the time the amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

Termination of the deposit agreement

We may initiate termination of the deposit agreement by notice to the depositary. The depositary may initiate termination of the deposit agreement if (i) at any time 60 days shall have expired after the depositary delivered a written resignation notice to us and a successor depositary has not been appointed and accepted its appointment, or (ii) a “Termination Option Event” (as defined below) has occurred. If termination of the deposit agreement is initiated, including upon occurrence of a Termination Option Event, the depositary shall disseminate a notice of termination to the owners of all

ADSs then outstanding setting a date for termination (the Termination Date), which shall be at least 90 days after the date of that notice, and the deposit agreement shall terminate on that Termination Date.

Each of the following transactions constitutes a “Termination Option Event”:

●	Certain distributions. A cash distribution, or any other distribution other than a distribution of our shares or of rights to purchase our shares or other securities, that would represent a return of all or substantially all the value of the deposited securities underlying the ADSs, in connection with which the depositary either (i) requires payment of or deducts a fee for the surrender of ADSs, or (ii) sells all the deposited securities, (other than the subject distribution) adds the sale proceeds to the distribution and requires surrender of the ADSs a condition to making the distribution;
●	Redemptions. A redemption of all or substantially all of the deposited securities;
●	Certain Replacements. A Replacement followed by a sale of the new deposited securities issued in the Replacement;
●	Certain Losses. If the deposited securities are cancelled or have become apparently worthless and the depositary calls for surrender of the ADSs or cancels the ADSs upon notice to the owner;
●	Bankruptcy. Certain bankruptcy events relating to the Company;
●	Delisting. The delisting of our shares from a stock exchange outside the U.S. or from a U.S. stock exchange without a replacement listing on a non-U.S. stock exchange or U.S. stock exchange, as applicable or availability of over-the-counter trading in the U.S.; or
●	F-6 Registration Ineligibility. The ADSs becoming ineligible for registration on Form F-6 under the Securities Act.

The depositary’s notice of termination of the deposit agreement shall not affect the right of an Owner, prior to the Termination Date, to surrender ADSs for the purpose of withdrawal of deposited securities. At any time after the Termination Date, the depositary may sell the remaining deposited securities then held under the deposit agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the owners of ADSs that remain outstanding, and those owners will be general creditors of the depositary with respect to those net proceeds and that other cash. After making that sale, the depositary shall be discharged from all obligations under the deposit agreement, except its obligations (i) to account for the net proceeds and other cash (after deducting, in each case, the fee of the depositary for the surrender of ADSs, any expenses for the account of the owner of such ADSs in accordance with the terms and conditions of the deposit agreement and any applicable taxes or governmental charges), (ii) to indemnify us as provided in the deposit agreement, and (iii) to act as provided in the following paragraph.

After the Termination Date, the depositary shall continue to receive dividends and other distributions pertaining to deposited securities (that have not been sold), may sell rights and other property as provided in the deposit agreement and shall deliver deposited securities (or sale proceeds) upon surrender of ADSs (after payment or upon deduction, in each case, of the fees, expenses and applicable taxes or governmental charges, as described in the preceding paragraph). After the Termination Date, the depositary shall not accept deposits of shares or deliver ADSs. After the Termination Date, (i) the depositary may refuse to accept surrenders of ADSs for the purpose of withdrawal of deposited securities (that have not been sold) or reverse previously accepted surrenders of that kind that have not settled if in its judgment the requested withdrawal would interfere with its efforts to sell the deposited securities, (ii) the depositary will not be required to deliver cash proceeds of the sale of deposited securities until all deposited securities have been sold and (iii) the depositary may discontinue the registration of transfers of ADSs and suspend the distribution of dividends and other distributions on deposited securities to the owners and need not give any further notices or perform any further acts, except as provided in the Deposit Agreement relating to its termination.